# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

### July 29, 2010

### ORDER GRANTING CONFIDENTIAL TREATMENT
### UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Virtusa Corporation

### File No. 001-33625 - CF#25288

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Virtusa Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from certain Exhibits to a Form 10-K filed on May 27, 2010, as amended on July 28, 2010.

Based on representations by Virtusa Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.35 | through April 1, 2014 |
| Exhibit 10.36 | through December 31, 2010 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel